As filed with the Securities and Exchange Commission on September 16, 2026

1933 Act File No. 333-292203

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 ☒

Pre-Effective Amendment No. ☐

Post-Effective Amendment No.1 ☒

(Check appropriate box or boxes)

ABERDEEN MUNICIPAL INCOME FUND

(Exact Name of Registrant as Specified in Charter)

1900 Market Street, Suite 200

Philadelphia, Pennsylvania 19103

(Address of Principal Executive Offices) (Zip Code)

(Registrant’s Telephone Number, including Area Code): (866) 667-9231

Lucia Sitar, Esq.

c/o abrdn Inc.

1900 Market Street, Suite 200

Philadelphia, PA 19103

(Name and Address of Agent for Service of Process)

Copy to:

Thomas C. Bogle, Esq.

Dechert LLP

1900 K Street, NW

Washington, DC 20006-1110

It is proposed that this filing will become effective immediately pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

The purpose of this Post-Effective Amendment is to file the final and executed Agreements and Plans of Reorganization and the opinions of counsel regarding tax consequences of the reorganizations of the MFS High Income Municipal Trust, MFS High Yield Municipal Trust, MFS Investment Grade Municipal Trust and abrdn National Municipal Income Fund with and into the Aberdeen Municipal Income Fund.

The Registrant hereby incorporates by reference the Proxy Statement/Prospectus and Statement of Additional Information filed on January 30, 2026, and Supplement No. 1 to the Proxy Statement/Prospectus filed on April 21, 2026, pursuant to Rule 424 of the General Rules and Regulations of the Securities Act of 1933, as amended (File No. 333-292203).

PART C: OTHER INFORMATION

Item 15. Indemnification

Article V of the Registrant’s Declaration of Trust provides that the Registrant will indemnify its Trustees and officers against liabilities and expenses reasonably incurred in connection with litigation in which they may be involved because of their offices with the Registrant, unless as to liabilities to the Registrant or its shareholders, it is finally adjudicated that they engaged in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in their offices, or with respect to any matter unless it is adjudicated that they did not act in good faith in the reasonable belief that their actions were in the best interest of the Registrant. In the case of a settlement, such indemnification will not be provided unless it has been determined in accordance with the Declaration of Trust that such officers or Trustees have not engaged in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in their offices.

Item 16. Exhibits

1.	Articles of Incorporation

(a) Amended and Restated Declaration of Trust, dated December 16, 2004, as amended May 2, 2016, previously filed as Exhibit 1(a) of the Registrant’s Registration Statement on Form N-14, filed on December 17, 2025.

2.	By-Laws

(a) Master Amended and Restated By-Laws, dated December 18, 2007, as revised July 19, 2019, previously filed as Exhibit 2(a) of the Registrant’s Registration Statement on Form N-14, filed on December 17, 2025.

(b) Statement Establishing and Fixing the Rights and Preferences of Remarketable Variable Rate MuniFund Term Preferred Shares, dated July 20, 2021, previously filed as Exhibit 2(b) of the Registrant’s Registration Statement on Form N-14, filed on December 17, 2025.

(c) RVMTP Purchase Agreement, dated July 20, 2021, previously filed as Exhibit 2(c) of the Registrant’s Registration Statement on Form N-14, filed on December 17, 2025.

(d) First Amendment to Statement Establishing and Fixing the Rights and Preferences of Remarketable Variable Rate MuniFund Term Preferred Shares, dated December 7, 2022, previously filed as Exhibit 2(d) of the Registrant’s Registration Statement on Form N-14, filed on December 17, 2025.

(e) Amended and Restated Appendix A, dated July 19, 2024, to the RVMTP Purchase Agreement, previously filed as Exhibit 2(e) of the Registrant’s Registration Statement on Form N-14, filed on December 17, 2025.

3.	Voting Trust Agreements

Not applicable.

4.	Agreements of Acquisition, Reorganization, Merger, Liquidation, and any amendments

(a)	Agreement and Plan of Reorganization with respect to MFS High Income Municipal Trust, MFS High Yield Municipal Trust, MFS Investment Grade Municipal Trust and MFS High Yield Municipal Trust; filed herewith.

(b)	Agreement and Plan of Reorganization with respect to abrdn National Municipal Income Fund; filed herewith.

5.	Instruments Defining Rights of Security Holders

(a) Dividend Reinvestment Plan, previously filed as Exhibit 5(a) of the Registrant’s Registration Statement on Form N-14, filed on December 17, 2025.

(b) Copies of instruments defining the rights of shareholders, including the relevant portions of: the Amended and Restated Declaration of Trust, December 16, 2004 (see Section 6.2), and the Master Amended and Restated By-Laws, dated January 1, 2002, as revised through June 23, 2004 (see Article III).

6.	Investment Advisory Agreements

(a) Investment Advisory Agreement, dated January 1, 2002, previously filed as Exhibit 6(a) of the Registrant’s Registration Statement on Form N-14, filed on December 17, 2025.

7.	Underwriting or Distribution Contracts

Not applicable.

8.	Bonus or Profit-Sharing Contracts

Not applicable.

9.	Custodian Agreements

(a) Custodian Agreement between the Registrant and State Street Bank and Trust Company, dated December 18, 2006, previously filed as Exhibit 9(a) of the Registrant’s Registration Statement on Form N-14, filed on December 17, 2025.

(b) Appendix A, as of September 30, 2025, to the Custodian Agreement between the Registrant and State Street Bank and Trust Company, dated December 18, 2006, previously filed as Exhibit 9(b) of the Registrant’s Registration Statement on Form N-14, filed on December 17, 2025.

(c) Appendix D, as of December 5, 2016, to the Custodian Agreement between the Registrant and State Street Bank and Trust Company, dated December 18, 2006, previously filed as Exhibit 9(c) of the Registrant’s Registration Statement on Form N-14, filed on December 17, 2025.

(d) Amendment 1, dated September 26, 2017, to the Custodian Agreement between the Registrant and State Street Bank and Trust Company, previously filed as Exhibit 9(d) of the Registrant’s Registration Statement on Form N-14, filed on December 17, 2025.

(e) Amendment 2, dated September 6, 2024, to the Custodian Agreement between the Registrant and State Street Bank and Trust Company, previously filed as Exhibit 9(e) of the Registrant’s Registration Statement on Form N-14, filed on December 17, 2025.

(f) Fund Accounting Agreement between the Registrant and State Street Bank and Trust Company, dated December 18, 2006, previously filed as Exhibit 9(f) of the Registrant’s Registration Statement on Form N-14, filed on December 17, 2025.

(g) Appendix A, as of September 30, 2025, to the Fund Accounting Agreement between the Registrant and State Street Bank and Trust Company, dated December 18, 2006, previously filed as Exhibit 9(g) of the Registrant’s Registration Statement on Form N-14, filed on December 17, 2025.

(h) Supplemental Agreement, by and among State Street Bank and Trust Company and the parties set forth in the agreement, including the Registrant, dated October 1, 2019, previously filed as Exhibit 9(h) of the Registrant’s Registration Statement on Form N-14, filed on December 17, 2025.

10.	Rule 12b-1 Plan

Not applicable.

11.	Opinion and Consent of Counsel

(a) Opinion and Consent of Counsel, dated January 27, 2026, previously filed as Exhibit 11(a) of the Registrant’s Registration Statement on Form N-14, filed on January 27, 2026.

12.	Opinion and Consent of Counsel on tax matters

(a)	Opinion and Consent of Counsel on tax matters with respect to the MFS High Yield Municipal Trust; filed herewith.

(b)	Opinion and Consent of Counsel on tax matters with respect to the MFS High Income Municipal Trust; filed herewith.

(c)	Opinion and Consent of Counsel on tax matters with respect to the MFS Investment Grade Municipal Trust; filed herewith.

(d)	Opinion and Consent of Counsel on tax matters with respect to abrdn National Municipal Income Fund; filed herewith.

13.	Other Material Contracts

(a) Transfer Agency and Service Agreement between Registrant and Computershare Trust Company, N.A. and Computershare Shareholder Services, Inc., dated December 18, 2006, previously filed as Exhibit 13(a) of the Registrant’s Registration Statement on Form N-14, filed on December 17, 2025.

(b) Amendment 1, dated June 29, 2007, to the Transfer Agency and Service Agreement between Registrant and Computershare Trust Company, N.A. and Computershare Shareholder Services, Inc., dated December 18, 2006, previously filed as Exhibit 13(b) of the Registrant’s Registration Statement on Form N-14, filed on December 17, 2025.

(c) Amendment 2, dated December 18, 2009, to the Transfer Agency and Service Agreement between Registrant and Computershare Trust Company, N.A. and Computershare Shareholder Services, Inc., dated December 18, 2006, previously filed as Exhibit 13(c) of the Registrant’s Registration Statement on Form N-14, filed on December 17, 2025.

(d) Amendment 3, dated October 1, 2010, to the Transfer Agency and Service Agreement between Registrant and Computershare Trust Company, N.A. and Computershare Shareholder Services, Inc., dated December 18, 2006, previously filed as Exhibit 13(d) of the Registrant’s Registration Statement on Form N-14, filed on December 17, 2025.

(e) Amendment 4, dated February 11, 2014, to the Transfer Agency and Service Agreement between Registrant and Computershare Trust Company, N.A. and Computershare Shareholder Services, Inc., dated December 18, 2006, previously filed as Exhibit 13(e) of the Registrant’s Registration Statement on Form N-14, filed on December 17, 2025.

(f) Amendment 5, dated May 1, 2016, to the Transfer Agency and Service Agreement between Registrant and Computershare Trust Company, N.A. and Computershare Shareholder Services, Inc., dated December 18, 2006, previously filed as Exhibit 13(f) of the Registrant’s Registration Statement on Form N-14, filed on December 17, 2025.

(g) Fee and Service Schedule, dated May 1, 2016, to the Transfer Agency and Service Agreement between Registrant and Computershare Trust Company, N.A. and Computershare Shareholder Services, Inc., dated December 18, 2006, previously filed as Exhibit 13(g) of the Registrant’s Registration Statement on Form N-14, filed on December 17, 2025.

(h) Master Administrative Services Agreement, dated March 1, 1997, as amended and restated April 1, 2023, and Exhibit A, dated February 21, 2025, Exhibit B, dated April 1, 2023, Exhibit C, dated April 1, 2023, and Exhibit D, dated September 24, 2024, previously filed as Exhibit 13(h) of the Registrant’s Registration Statement on Form N-14, filed on December 17, 2025.

(i) Closed-End Fund Oversight Agreement, dated January 1, 2007, as amended and restated April 27, 2024, and Exhibit A, dated April 27, 2024, and Exhibit C, dated January 1, 2025, previously filed as Exhibit 13(i) of the Registrant’s Registration Statement on Form N-14, filed on December 17, 2025.

(j) Form N-PORT and Form N-CEN Services Agreement, dated June 1, 2018, previously filed as Exhibit 13(j) of the Registrant’s Registration Statement on Form N-14, filed on December 17, 2025.

14.	Consent of Independent Registered Public Accountant

(a) Consent of Deloitte & Touche LLP, dated January 27, 2026, for MFS Municipal Income Trust, previously filed as Exhibit 14(a) of the Registrant’s Registration Statement on Form N-14, filed on January 27, 2026.

(b) Consent of Ernst & Young LLP, dated January 27, 2026, for MFS High Income Municipal Trust, MFS High Yield Municipal Trust, and MFS Investment Grade Municipal Trust, previously filed as Exhibit 14(b) of Registrant’s Registration Statement on Form N-14, filed on January 27, 2026.

(c) Consent of KPMG LLP, dated January 27, 2026, for abrdn National Municipal Income Fund

15.	Omitted Financial Statements

Not applicable.

16.	Powers of Attorney

(a) Power of Attorney, dated September 2, 2026, (Trustees); filed herewith.

(b) Power of Attorney, dated December 11, 2025, (DiLorenzo) (Phillips)

17.	Additional Exhibits.

Not applicable.

17.	Calculation of Filing Fee Tables

(a) Calculation of Filing Fee Tables, previously filed as Exhibit 17(a) of the Registrant’s Registration Statement on Form N-14, filed on January 27, 2026.

Item 17. Undertakings

(1)	The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the 1933 Act 17 CFR 230.145c, the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)	The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

As required by the Securities Act of 1933, this registration statement has been signed on behalf of the registrant, in the City of Philadelphia and Commonwealth of Pennsylvania, on the 16th day of September, 2026.

ABERDEEN MUNICIPAL INCOME FUND

By:	/s/ Alan Goodson
Alan Goodson
President

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Name		Title	Date

	/s/ Alan Goodson	President and Chief Executive Officer	September 16, 2026
Alan Goodson

	/s/ Sharon Ferrari	Treasurer and Chief Financial Officer	September 16, 2026
Sharon Ferrari

	/s/ Todd Reit(1)	Chairman of the Board	September 16, 2026
Todd Reit

	/s/ Nancy Yao(1)	Trustee	September 16, 2026
Nancy Yao

	/s/ C. William Maher(1)	Trustee	September 16, 2026
C. William Maher

	/s/ Gordon Baird(1)	Trustee	September 16, 2026
Gordon Baird

	/s/ Christian Pittard(1)	Trustee	September 16, 2026
Christian Pittard

By:	/s/ Lucia Sitar
Lucia Sitar
Attorney In Fact

(1)	Pursuant to a power of attorney filed herewith.

Exhibit List

Exhibit Number	Exhibit
4.a	Agreement and Plan of Reorganization with respect to MFS High Income Municipal Trust, MFS High Yield Municipal Trust, MFS Investment Grade Municipal Trust and MFS High Yield Municipal Trust.
4.b	Agreement and Plan of Reorganization with respect to abrdn National Municipal Income Fund.
12.a	Opinion and Consent of Counsel on tax matters with respect to the MFS High Yield Municipal Trust
12.b	Opinion and Consent of Counsel on tax matters with respect to the MFS High Income Municipal Trust
12.c	Opinion and Consent of Counsel on tax matters with respect to the MFS Investment Grade Municipal Trust
12.d	Opinion and Consent of Counsel on tax matters with respect to abrdn National Municipal Income Fund
16.a	Power of Attorney, dated September 2, 2026, Trustees.